

December 5, 2013

<u>Via E-mail</u>
Bruce Beaty
President and Chief Executive Officer
Blue Ridge Real Estate Company
P.O. Box 707
Route 940 and Moseywood Road
Blakeslee, Pennsylvania 18610

>   **Re: Blue Ridge Real Estate Company**
>   **Schedule 13E-3**
>   **Filed November 25, 2013**
>   **File No. 005-18768**

Dear Mr. Beaty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase, Dated November 25, 2013

Section 2. Special Factors, page 9

Background of the Offer, page 9

1.   Please describe in greater detail how the special committee determined the offer price. For instance, where you refer to the committee's consideration of "the methodologies to be used to determine the offer price per share and the incentive bonus payment," describe the methodologies. Where you refer to Mr. Beaty's presentation of "a detailed pricing methodology to set the offer price, including among other items a review of the 52 week trading average, book value and liquidation analysis," explain each of those items. In particular, given that the book value per share as of July 31, 2013, was $11.08, explain the board's rationale for choosing a price that is lower than that amount.

2.   We note that disclosure concerning the fairness of the transaction is presented as the board's belief. Please revise to indicate affirmatively, if true, that the board of directors is expressing the fairness determination on behalf of the issuer engaged in the Rule 13e-3 transaction. See Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A. Please make conforming changes throughout the disclosure document.

3.   We note the disclosure on page 11 concerning the board's determination "that the offer price would be fair to both odd lot holders tendering their shares in the Offer and to shareholders continuing as shareholders after the Offer[.]" Please revise, here and in the summary, to state this determination in terms of fairness to "unaffiliated security holders," including both odd lot holders who tender their shares in the Offer and shareholders who continue as shareholders after the Offer. See Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

4.   See our last comment above. Please provide the corresponding disclosure required by Item 1014(b) of Regulation M-A, including those factors identified in Instruction 2, in support of this determination. To the extent that the board, on behalf of the issuer, based its fairness determination on the analysis undertaken by BDO, the board must expressly adopt BDO's analysis and conclusion as its own in order to satisfy the disclosure obligation. See Q & A No. 20 in Exchange Act Release No. 34-17719 (April 13, 1981).

Alternatives, page 11

5.   Please revise to address the alternative of remaining a public company.

BDO Fairness Opinion, page 14

6.   Each presentation, discussion or report held with or presented by BDO, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A and must be filed as an exhibit to the Schedule 13E-3. Please summarize and file the preliminary valuation report and any board books or presentation materials in connection with any presentations by BDO. In addition, please summarize and file any appraisal or analysis of land inventory and commercial investment property conducted by or provided to BDO, and any other third party appraisals.

7.   We note the disclosure on page 14 concerning BDO's opinion that "the consideration to be paid by the Company to the odd lot holders (as defined above) of the Company holding 99 or fewer common shares of the Company in the Offer is fair to the odd lot holders from a financial point of view." Please revise to clarify the constituency to which BDO's opinion pertains, or alternatively provide a more specific cross reference to the definition provided "above." In this regard, we note that the reference in the first paragraph of BDO's opinion to "certain odd-lot stockholders of the Company" is also unclear.

8.   We note the disclosure on page 16 and in the fairness opinion that "BDO's opinion was provided solely for the benefit of the board" and "may not be relied upon by…any holder of securities…." Please delete this limitation, as it is inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for BDO's belief that shareholders cannot rely on the opinion to support any claims against BDO arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense would be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of the defense would have no effect on the rights and responsibilities of the issuer's board of directors under applicable state law. Further disclose that the availability of such a state-law defense to BDO would have no effect on the rights and responsibilities of either BDO or the board of directors under the federal securities laws. For guidance, refer to Excerpt from Current Issues and Rulemaking Projects Outline, Section II.D.1 (November 14, 2000), available at: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

9.   Where you describe BDO's compensation on page 16, please provide a quantitative description of the amounts paid or to be paid. Also quantify the portion of BDO's fee that was payable upon BDO stating to the board of directors that it was prepared to deliver its opinion.

10.   We note that the issuer's management prepared financial forecasts that were provided to BDO for the purpose of facilitating BDO's analysis. Please revise to disclose the management forecasts and describe any material assumptions or limitations.

11.   Please revise to disclose in greater detail each one of the bulleted considerations on page 17. For example, with respect to the second bullet, describe and quantify both the anticipated tax benefits and their potential impact on the issuer's equity value.

Precedent Dutch Tenders Analysis, page 17

12.   Please revise to disclose the data underlying the results described in each analysis on pages 17-18 and to show how that information resulted in the premium ranges disclosed. For example, with respect to the precedent Dutch tenders analysis, disclose the 16 Dutch tender offers reviewed by BDO and the premium or discount each purchase price represented to the "close," "low" and "high" prices, respectively. Clarify, if true, that the "close," "low" and "high" prices refer to the market quotations for the securities on the day preceding the announcement of the tender offer. Explain how BDO viewed the consideration offered in the Offer in light of the results of this analysis. Also briefly describe in the beginning of the discussion what a Dutch tender offer is.

13.   We note that the premiums were drawn from a group of publicly-traded small and mid-sized firms that have repurchased less than 20% of their outstanding shares since October 2009. Please revise to further describe or quantify the screening or selection criteria and

disclose whether any screened or selected Dutch auction tender offers were excluded from the analysis.

Precedent Minority Interest Transaction Analysis, page 18

14.   We note that BDO considered secondary market, cash transactions involving the exchange of minority stakes of less than 20% with U.S. targets. Please revise to further describe or quantify the screening or selection criteria and disclose whether any transactions met the screening or selection criteria but were excluded.

Adjusted Net Asset Value Analysis, page 18

15.   In addressing comment 12 above with respect to the adjusted net asset value analysis, please disclose in greater detail the embedded valuation analyses and underlying data for the various real estate properties. Also explain BDO's rationale for choosing a discount rate reflecting the discount that would be applicable to selling to a single party.

Section 4. Procedures for Tendering Shares, page 21

16.   We note disclosure both in this section on page 23 and in the letter of transmittal stating that the issuer has reserved the right to waive any conditions of the Offer in the tender of any particular shares or any particular shareholder. Please explain to us how such a waiver would be consistent with Exchange Act Rule 13e-4(h)(5).

Section 10. Information About Us, page 27

17.   Refer to the following sentence on page 27: "In connection with this Offer, we have also filed a Tender Offer Statement on Schedule TO, which includes additional information and documentation with respect to the Offer." Please clarify this statement or delete it, given that there is no Schedule TO on file.

Form of Letter of Transmittal

18.   Please delete the language in the letter of transmittal requiring a tendering shareholder to acknowledge or certify that he or she "has read," "understands," "recognizes" or "acknowledges" the terms of the tender offer. While we do not object to language confirming that tendering shareholders agree with the offer terms, it is inappropriate for the issuer to require representations that operate as a disclaimer or waiver of rights. See Exchange Act Section 29(a). Similarly, please delete the following instruction on page 9 (also on page 23 of the Offer to Purchase): "By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        Joanne R. Soslow, Morgan, Lewis & Bockius LLP
        Sa Liao, Morgan, Lewis & Bockius LLP